Exhibit 99.1

Sequans Communications Announces Second Quarter 2013 Financial Results

PARIS--(BUSINESS WIRE)--July 25, 2013--Sequans Communications S.A. (NYSE:SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights:

Revenue: Revenue of $2.3 million was flat compared to the first quarter of 2013, reflecting an increase in product revenues, offset by decreased license and other revenues. Revenue decreased 67% compared to the second quarter of 2012, due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011.

Gross margin: Gross margin was 41.1% compared to gross margin of 31.3% in the first quarter of 2013 and 54.2% in the second quarter of 2012.

Operating loss: Operating loss was $9.2 million compared to an operating loss of $9.3 million in the first quarter of 2013 and an operating loss of $8.0 million in the second quarter of 2012.

Net loss: Net loss was $9.1 million, or ($0.20) per diluted share/ADS, compared to a net loss of $9.4 million, or ($0.24) per diluted share/ADS in the first quarter of 2013 and a net loss of $8.3 million, or ($0.24) per diluted share/ADS in the second quarter of 2012.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $8.6 million, or ($0.19) per diluted share/ADS, compared to a non-IFRS net loss of $8.8 million, or ($0.23) per diluted share/ADS in the first quarter of 2013, and a non-IFRS net loss of $7.4 million, or ($0.21) per diluted share/ADS, in the second quarter of 2012.

In millions of US$ except percentages,	Key Metrics
shares and per share amounts	Q2 2013	%*	Q1 2013	%*	Q2 2012	%*
Revenue	$2.3		$2.3		$7.0
Gross profit	1.0	41.1%	0.7	31.3%	3.8	54.2%
Operating loss	(9.2)	(392.7%)	(9.3)	(402.0%)	(8.0)	(113.1%)
Net loss	(9.1)	(387.3%)	(9.4)	(408.5%)	(8.3)	(118.0%)
Diluted EPS	($0.20)		($0.24)		($0.24)
Weighted average number of diluted shares/ADS	44,683,839		39,079,443		34,678,812
Cash flow used in operations	(8.1)		(6.4)		(6.4)
Cash and cash equivalents at quarter-end	24.9		34.0		40.7

Additional information:
Stock-based compensation included in operating result
	0.5		0.6		0.9
Non-IFRS diluted EPS (excludes stock-based compensation)	($0.19)		($0.23)		($0.21)

* Percentage of revenue

“Our LTE business is gaining traction and we have more visibility on the revenue ramp in the second half of 2013,” said Georges Karam, Sequans CEO. “Based on early design wins, we are beginning to receive orders related to emerging carriers.

“In addition to increasing revenue from solutions for emerging carriers, we expect growth to accelerate as a result of recent design wins for carriers in the United States, Japan and Korea later this year and into 2014. We remain encouraged by the amount of operator interest in LTE-only solutions, and we are actively involved throughout the ecosystem in order to translate this interest into additional design wins and revenue growth,” concluded Mr. Karam.

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2013 to be in the range of $3.5 to $4.5 million, with non-IFRS gross margin of at least 30%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.18) and ($0.20) for the third quarter of 2013, based on approximately 44.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2013 today, July 25, 2013 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1093 (or +1 612-288-0340 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until August 25, 2013, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 296521.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. www.sequans.com

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30,	March 31,	June 30,
	2013	2013	2012

Revenue :
Product revenue	1,799	1,096	5,990
Other revenue	548	1,206	1,045
Total revenue	2,347	2,302	7,035
Cost of revenue
Cost of product revenue	1,332	1,262	3,177
Cost of other revenue	51	320	44
Total cost of revenue	1,383	1,582	3,221
Gross profit	964	720	3,814
Operating expenses :
Research and development	7,248	6,514	7,657
Sales and marketing	1,135	1,139	2,009
General and administrative	1,798	2,321	2,108
Total operating expenses	10,181	9,974	11,774
Operating loss	(9,217)	(9,254)	(7,960)
Financial income (expense):
Interest income, net	10	19	46
Foreign exchange gain (loss)	167	(132)	(354)
Loss before income taxes	(9,040)	(9,367)	(8,268)
Income tax expense	51	37	36
Loss	(9,091)	(9,404)	(8,304)
Attributable to :
Shareholders of the parent	(9,091)	(9,404)	(8,304)
Minority interests	-	-	-
Basic loss per share	($0.20)	($0.24)	($0.24)
Diluted loss per share	($0.20)	($0.24)	($0.24)
Weighted average number of shares used for computing:
— Basic	44,683,839	39,079,443	34,678,812
— Diluted	44,683,839	39,079,443	34,678,812

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2013	2012

Revenue :
Product revenue	2,895	9,304
Other revenue	1,754	1,838
Total revenue	4,649	11,142
Cost of revenue
Cost of product revenue	2,594	4,884
Cost of other revenue	371	88
Total cost of revenue	2,965	4,972
Gross profit	1,684	6,170
Operating expenses :
Research and development	13,762	14,682
Sales and marketing	2,274	4,239
General and administrative	4,119	4,220
Total operating expenses	20,155	23,141
Operating loss	(18,471)	(16,971)
Financial income (expense):
Interest income, net	29	77
Foreign exchange gain (loss)	35	(362)
Loss before income taxes	(18,407)	(17,256)
Income tax expense (benefit)	88	91
Loss	(18,495)	(17,347)
Attributable to :
Shareholders of the parent	(18,495)	(17,347)
Minority interests	-	-
Basic loss per share	($0.44)	($0.50)
Diluted loss per share	($0.44)	($0.50)
Weighted average number of shares used for computing:
— Basic	41,810,911	34,674,648
— Diluted	41,810,911	34,674,648

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At December 31,
(in thousands of US$)	2013	2012

ASSETS
Non-current assets
Property, plant and equipment	8,609	9,187
Intangible assets	4,671	4,184
Loan and other receivables	451	458
Available for sale assets	1,041	931
Research tax credit receivable	4,067	4,103
Total non-current assets	18,839	18,863
Current assets
Inventories	7,898	7,443
Trade receivables	4,431	5,529
Prepaid expenses and other receivables	2,790	3,074
Recoverable value added tax	476	415
Research tax credit receivable	5,940	4,327
Cash and cash equivalents	24,906	28,751
Total current assets	46,441	49,539
Total assets	65,280	68,402

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 44,683,839 shares authorized, issued and outstanding at June 30, 2013 (34,683,839 at December 31, 2012)	1,176	912
Share premium	142,593	129,309
Other capital reserves	13,606	12,556
Accumulated deficit	(106,210)	(87,715)
Other components of equity	(49)	409
Total equity	51,116	55,471
Non-current liabilities
Government grant advances and interest-free loans	93	287
Finance lease obligations	352	236
Provisions	424	369
Deferred tax liabilities	80	85
Total non-current liabilities	949	977
Current liabilities
Trade payables	7,319	6,038
Government grant advances and interest-free loans	267	515
Finance lease obligations	242	129
Other current financial liabilities	4,093	4,133
Deferred revenue	890	609
Provisions	404	530
Total current liabilities	13,215	11,954
Total equity and liabilities	65,280	68,402

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(in thousands of US$)	2013	2012

Operating activities
Loss before income taxes	(18,407)	(17,256)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	2,055	2,298
Amortization and impairment of intangible assets	954	909
Share-based payment expense	1,050	2,223
Increase (decrease) in provisions	(71)	64
Financial income	(29)	(77)
Foreign exchange loss (gain)	60	(11)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	1,059	2,100
Decrease (Increase) in inventories	(455)	1,210
Decrease (Increase) in research tax credit receivable	(1,577)	(1,947)
Increase (Decrease) in trade payables and other liabilities	900	(1,938)
Increase (Decrease) in deferred revenue	281	(6)
Increase (Decrease) in government grant advances	(180)	(242)
Income tax paid	(210)	(99)
Net cash flow used in operating activities	(14,570)	(12,772)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,623)	(3,828)
Purchase of financial assets	(103)	(64)
Net cash flow used in investments activities	(2,726)	(3,892)

Financing activities
Public offering proceeds, net of costs	13,548	-
Proceeds from exercise of stock options and founders' warrants	-	25
Repayment of borrowings and finance lease liabilities	(122)	-
Interest received (paid)	28	77
Net cash flows from financing activities	13,454	102

Net increase (decrease) in cash and cash equivalents	(3,842)	(16,562)
Net foreign exchange difference	(3)	5
Cash and cash equivalent at January 1	28,751	57,220
Cash and cash equivalents at end of the period	24,906	40,663

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30,	March 31,	June 30,
	2013	2013	2012
Net IFRS loss as reported	(9,091)	(9,404)	(8,304)
Add back
Stock-based compensation expense according to IFRS 2	488	562	917
Non-IFRS loss adjusted	(8,603)	(8,842)	(7,387)

IFRS basic loss per share as reported	($0.20)	($0.24)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.03
Non-IFRS basic loss per share	($0.19)	($0.23)	($0.21)
IFRS diluted loss per share	($0.20)	($0.24)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.03
Non-IFRS diluted loss per share	($0.19)	($0.23)	($0.21)

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30,	June 30,
	2013	2012
Net IFRS loss as reported	(18,495)	(17,347)
Add back
Stock-based compensation expense according to IFRS 2	1,050	2,223
Non-IFRS loss adjusted	(17,445)	(15,124)

IFRS basic loss per share as reported	($0.44)	($0.50)
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.06
Non-IFRS basic loss per share	($0.42)	($0.44)
IFRS diluted loss per share	($0.44)	($0.50)
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.06
Non-IFRS diluted loss per share	($0.42)	($0.44)

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com